Filed by Millennium Chemicals Inc.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                     Subject Company:  Millennium Chemicals Inc.
                            Form S-4 Registration Statement File No.: 333-114877

Date:    May 27, 2004

This filing contains the text of a memorandum sent to all employees of Millennium on May 27, 2004. These materials are being filed pursuant to Rule 425 under the Securities Act of 1933.

[Millennium Chemicals logo]                          INTEGRATION TEAM NOTES


From:      Marie Dreher, Myra Perkinson,             Date:      May 27, 2004
           Gus Williamson

Subject:   "Ask Millennium" Responses                Location:  Hunt Valley

To:        All Millennium Employees

cc:


We have received more than 35 questions to the "Ask Millennium" email tool that has been set up during the integration planning stage. The questions have been compiled, and leaders (primarily directors and vice presidents) and site HR managers have been briefed on responses. Here are the most common topics:

1. WHY DON'T WE PUBLISH QUESTIONS AND ANSWERS?
The subject matter of many of the Q&A's is information that is internal to MCH about our benefits, pension programs, compensation practices, etc. If we published such information, our competitors and other outside entities may gain access to such information.

2. HOW AND WHEN ARE ORGANIZATIONAL DECISIONS BEING MADE?
As described in the May 24 memo to employees, the Integration Team has completed its review of proposed organizational structures for each functional group. The designs will be reviewed by the Millennium Executive team and then by the Lyondell Officer Group. Remember that although integration planning is under way, any actual combination or change in work process activities won't take place until after the successful close of the transaction.

3. WHAT WILL HAPPEN WITH COMPENSATION, BENEFITS, 401 K, SAVINGS AND PENSION PLANS, ETC.?
Millennium's current benefit plans will stay in place until otherwise determined after closing of the transaction. No decision has been made beyond that timeframe. The overall value of benefits plans, in aggregate, will stay the same for one year past the closing of the transaction, even if the plans change.

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4. WHAT WILL HAPPEN WITH MILLENNIUM STOCK? STOCK OPTIONS?
Millennium stock will be replaced by LYO stock at a ratio between .95 and 1.05 of Lyondell shares for each share of MCH depending on the price of Lyondell stock prior to the closing. The final conversion will not be known until close to the day the transaction closes. Millennium stock options will be converted to Lyondell stock options at the same ratio as the shares. The same Millennium plan terms will still apply to the Lyondell converted options except that each converted option shall be fully vested as of the merger and the exercise price for each option shall be appropriately adjusted to reflect the exchange ratio.

5. QUESTIONS ABOUT JOB OPPORTUNITIES/SEVERANCE/RELOCATION?
Remember that we expect the majority of employees will not be affected. After the close of the transaction, qualified employees from all three companies (MCH, LYO and EQU) will be eligible to apply for any new positions that may become open. Employees who are offered positions that are eligible for relocation benefits will receive all relevant policy information. If an employee becomes eligible for severance, for one year after the closing, Millennium's U.S. policy will be used for U.S. employees and the general guidelines in place in other countries will continue to be honored.


The Joint Integration Team is working hard to resolve many different issues so that we can be ready to "integrate" when the transaction closes. The Team is making every effort to make organizational decisions in a quick, thoughtful manner and will communicate those decisions as soon as it is practicable to do so.


These materials contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the proposed transaction between Lyondell and Millennium, including financial and operating results, Lyondell's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Lyondell's and Millennium's management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could affect the proposed transaction and the anticipated results: approval by Lyondell's and Millennium's respective shareholders, amendments to Lyondell's and Millennium's respective credit facilities, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, the receipt of other competition law clearances and the parties' ability to achieve expected synergies in the transaction within the expected timeframes or at all. Additional factors that could cause Millennium's results to differ materially from those described in the forward-looking statements can be found in Exhibit 99.1 to Millennium's Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2003, which was filed with the SEC on April 27, 2004 (the "Amended Millennium 10-K"), and Lyondell's registration statement containing a preliminary joint proxy statement/prospectus, which was filed with the SEC on April 26, 2004.

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In addition, in connection with the proposed transaction Lyondell and Millennium have filed relevant materials with the SEC, including Lyondell's registration statement containing a preliminary joint proxy statement/prospectus, which was filed on April 26, 2004. The definitive joint proxy statement/prospectus will be sent to holders of Lyondell's and Millennium's common stock when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY
JOINT PROXY STATEMENT/PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE JOINT
PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY LYONDELL OR MILLENNIUM BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and other documents filed by Lyondell and Millennium with the SEC for free at the SEC's web site at www.sec.gov. The preliminary joint proxy statement/prospectus and the definitive joint proxy statement/prospectus (when it becomes available) and the other documents filed by Millennium may also be obtained free from Millennium by calling Millennium's Investor Relations department at (410) 229-8113.

The respective executive officers and directors of Lyondell and Millennium and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Lyondell's executive officers and directors is available in its proxy statement filed with the SEC by Lyondell on March 16, 2004, and information regarding Millennium's directors and its executive officers is available in the Amended Millennium 10-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary joint proxy statement/prospectus and other relevant materials filed with the SEC and will be contained in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC.